May 27, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Jane Park

Re:	Local Bounti Corporation Registration Statement on Form S-3 Filed May 15, 2025 File No. 333-287329 REQUEST FOR ACCELERATION OF EFFECTIVENESS
Acceleration Request

Requested Date:	May 29, 2025
Requested Time:	4:01 p.m. Eastern Time
Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Local Bounti Corporation (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the Company’s Registration Statement on Form S-3 (File No. 333-287329) effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.
The Company hereby authorizes Albert Vanderlaan, who is an attorney with the Company’s outside legal counsel, Orrick, Herrington & Sutcliffe LLP, to orally modify or withdraw this request for acceleration.
The Company requests that it be notified of such effectiveness by a telephone call to Mr. Vanderlaan at (617) 880-2219.
[Signature page follows]

Sincerely,
LOCAL BOUNTI CORPORATION

By:	/s/ Kathleen Valiasek
Name: Kathleen Valiasek
Title: Chief Executive Officer and Chief Financial Officer

cc:	Margaret McCandless, Local Bounti Corporation
Albert Vanderlaan, Esq., Orrick, Herrington & Sutcliffe LLP